Exhibit 99.1
BioNTech Announces First Quarter 2023 Financial Results and Corporate Update

•COVID-19 vaccine franchise focused on vaccine adaptation readiness ahead of the fall season and advancing next generation vaccine candidates and combinations
•BioNTech and partner OncoC4 plan to start a Phase 3 clinical trial evaluating anti-CTLA-4 antibody BNT316 (ONC-392) as monotherapy in NSCLC patients who progress after PD-1/PD-L1 treatment
•Added new class of precision therapeutics to clinical-stage oncology portfolio, with next-generation Antibody-Drug Conjugate (ADC) candidates
•Presenting clinical data on antibody candidate BNT316 (ONC-392), ADC candidate BNT323 (DB-1303) and CAR-T candidate BNT211 at the 2023 American Society of Clinical Oncology Annual Meeting
•Broadened clinical-stage infectious disease vaccine pipeline with the start of a First-in-Human clinical trial for the first mRNA-based Tuberculosis vaccine candidates
•Reiterates BioNTech COVID-19 vaccine revenue guidance of approximately €5 billion in 2023
•First quarter1 revenues of €1.3 billion2, net profit of €0.5 billion and fully diluted earnings per share of €2.05 ($2.203)

Conference call and webcast scheduled for May 8, 2023, at 8:00 am EDT (2:00 pm CEST)

MAINZ, Germany, May 8, 2023 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or the “Company”) today reported financial results for the three months ended March 31, 2023, and provided an update on its corporate progress.

“In the first quarter of 2023, we expanded our toolkit of cutting-edge technologies to new modalities and added a novel immune checkpoint inhibitor candidate targeting CTLA-4 and two investigational antibody-drug conjugates to our arsenal against cancer. These programs are strategically aligned with our vision to provide meaningful therapeutic benefits for patients with solid tumors along the entire treatment journey,” said Prof. Ugur Sahin, M.D., CEO and Co-Founder of BioNTech. “We are taking significant steps in this direction as we prepare to initiate our first Phase 3 clinical trial in oncology for the novel anti-CTLA-4 antibody in NSCLC patients who have progressed after PD-1/PD-L1 treatment, a patient population with high medical need. We are also making progress in advancing our next generation COVID-19 vaccine candidate while we stand prepared for variant adaptation in case of public health need. For the remainder of 2023, we are focused on advancing our disruptive platforms against solid tumors and accelerating clinical programs in infectious diseases of high global need.”

Financial Review for the First Quarter 2023

in millions €, except per share data	First Quarter 2023	First Quarter 2022
Total Revenues[2]	1,277.0	6,374.6
Net Profit	502.2	3,698.8
Diluted Earnings per Share	2.05	14.24

Total revenues reported were €1,277.0 million2 for the three months ended March 31, 2023, compared to €6,374.6 million2 for the comparative prior year period. The change was mainly due to lower commercial revenues from the supply and sales of the Company’s COVID-19 vaccines worldwide.
Cost of sales were €96.0 million for the three months ended March 31, 2023, compared to €1,294.1 million for the comparative prior year period. The change was mainly due to decreasing sales from BioNTech’s COVID-19 vaccine revenues.
Research and development expenses were €334.0 million for the three months ended March 31, 2023, compared to €285.8 million for the comparative prior year period. The change was mainly due to higher expenses incurred from progressing the clinical studies for pipeline candidates. The increase was further driven by an increased headcount.
General and administrative expenses were €119.4 million for the three months ended March 31, 2023, compared to €90.8 million for the comparative prior year period. The change was mainly due to increased expenses for IT, purchased external services, as well as an increase in headcount.

Income taxes were accrued in an amount of €205.5 million of tax expenses for the three months ended March 31, 2023, compared to €1,319.3 million of tax expenses for the comparative prior year period. The derived annual effective income tax rate for the three months ended March 31, 2023, was 29.0% which is expected to decrease over the 2023 financial year to be in line with BioNTech’s guidance.
Net profit was €502.2 million for the three months ended March 31, 2023, compared to €3,698.8 million for the comparative prior year period.
Cash and cash equivalents as well as security investments were €12,143.9 million and €671.9 million, respectively, as of March 31, 2023. Subsequent to the end of the reporting period, the payment settling BioNTech’s gross profit share for the fourth quarter of 2022 (as defined by the contract with Pfizer, Inc. (“Pfizer”)) in the amount of €3,961.3 million was received from our collaboration partner as of April 14, 2023. The contractual settlement of the gross profit share under the COVID-19 vaccine program collaboration with Pfizer has a temporal offset of more than one calendar quarter. As Pfizer’s fiscal quarter for subsidiaries outside the United States differs from BioNTech’s financial reporting cycle, it creates an additional time lag between the recognition of revenues and the payment receipt.
Shares outstanding as of March 31, 2023 were 240,990,499.
Cash outflows and share consideration in connection with the planned acquisition of InstaDeep Ltd. (“InstaDeep”) and the upfront payments of the collaboration and license agreements with OncoC4, Inc. (“OncoC4”) and Duality Biologics (Suzhou) Co. Ltd. (“DualityBio”) of approximately €0.8 billion are expected (subject to change and excluding future potential earn-out and milestone payments).
“In the first quarter of 2023, our financial performance has been fully in line with our expectations and we executed according to our capital allocation priorities by growing and advancing our clinical-stage pipeline, announcing multiple significant business development transactions and continuing to pursue our share repurchase program,” said Jens Holstein, CFO of BioNTech. “For the remainder of 2023, we remain focused on fulfilling our goals and continuing to provide value to our patients and shareholders.”

Outlook for the 2023 Financial Year
The Company reiterates its prior financial year outlook:

BioNTech COVID-19 Vaccine Revenues for the 2023 Financial Year:

Estimated BioNTech COVID-19 vaccine revenues for the full 2023 financial year	~ €5 billion
This revenue estimate reflects expected revenues related to BioNTech’s share of gross profit from COVID-19 vaccine sales in the collaboration partners’ territories, from direct COVID-19 vaccine sales to customers in BioNTech’s territory and expected revenues generated from products manufactured by BioNTech and sold to collaboration partners, which may be influenced by costs such as inventory write-offs once materialized and shared with the collaboration partner Pfizer.

Revenue guidance is based on various assumptions, including, but not limited to, the expected transition from an advanced purchase agreement environment to commercial market ordering starting in some geographies and an expected regulatory recommendation to adapt the COVID-19 vaccines to address newly circulating variants or sublineages of SARS-CoV-2. The estimated BioNTech COVID-19 vaccine revenues reflect expected deliveries under existing or committed supply contracts and anticipated sales through traditional commercial orders. A re-negotiation of the existing supply contract with the European Commission is ongoing, with the potential for a rephasing of deliveries of doses across multiple years and/or a volume reduction. While a vaccine adaptation is expected to lead to increased demand, fewer primary vaccinations and lowered population-wide levels of boosting are anticipated. Seasonal demand is assumed, moving expected revenue generation significantly to the second half of the year 2023.

Planned 2023 Financial Year Expenses and Capex4:

R&D expenses[5]	€2,400 million - €2,600 million
SG&A expenses	€650 million - €750 million
Capital expenditures for operating activities[6]	€500 million - €600 million

Estimated 2023 Financial Year Tax Assumptions:

BioNTech Group estimated annual cash effective income tax rate	~ 27%

Operational Review and Pipeline Update for the First Quarter 2023 and Key Post Period-End Events

Oncology Pipeline

BNT316 (ONC-392) is an anti-CTLA-4 monoclonal antibody candidate being developed in collaboration with OncoC4. BNT316 (ONC-392) offers a potentially differentiated safety profile that may allow for higher dosing and longer duration of treatment both as a monotherapy and in combination with other therapies.
•BioNTech and OncoC4 plan to start a Phase 3 clinical trial to evaluate BNT316 (ONC-392) as monotherapy in non-small cell lung cancer (NSCLC) patients who progress on anti-PD-1/PD-L1 antibody-based therapy in 2023.
•BioNTech and OncoC4 plan to present data from an expansion cohort evaluating BNT316 (ONC-392) as monotherapy in NSCLC patients as part of the ongoing Phase 1/2 clinical trial at the American Society of Clinical Oncology (ASCO) Annual Meeting held in Chicago, USA, from June 2-6, 2023.

BNT323 (DB-1303) is a HER2-targeted antibody-drug conjugate (ADC) candidate, being developed in collaboration with DualityBio.
•BNT323 (DB-1303) is currently being evaluated in a Phase 1/2 clinical trial in patients with advanced/unresectable, recurrent, or metastatic HER2-expressing solid tumors. BioNTech and DualityBio expect a data update from the ongoing trial at the 2023 ASCO Annual Meeting.
•In January, BNT323 (DB-1303) received Fast Track designation from the U.S. Food and Drug Administration for the treatment of patients with HER2-overexpressing advanced, recurrent, or metastatic endometrial carcinoma who have progressed on or after standard systemic treatment.

Autogene cevumeran (BNT122) is an mRNA cancer vaccine candidate based on an individualized neoantigen-specific immunotherapy (iNeST) approach being developed in collaboration with Genentech, a member of the Roche Group.
•A Phase 2 clinical trial of BNT122 in the adjuvant setting in patients with pancreatic ductal adenocarcinoma (PDAC) is planned to open in 2023.

BNT211 is an autologous CLDN6-targeting chimeric antigen receptor (CAR) T cell therapy that is being tested alone and in combination with a CAR-T cell Amplifying RNA Vaccine, or CARVac, encoding CLDN6.
•BioNTech expects a data update from the ongoing Phase 1/2 dose escalation and expansion clinical trial, in patients with CLDN6-positive relapsed or refractory advanced solid tumors at the 2023 ASCO Annual Meeting.

Infectious Diseases Pipeline

Next-generation COVID-19 Vaccine Program BNT162b2 + BNT162b4

•In April, BioNTech reported preclinical data on BNT162b4, the vaccine component encoding conserved non-spike antigen derived T cell epitopes, alone and in combination with BNT162b2, encoding the full spike protein. In the preclinical study, the candidate protected from severe COVID-19 disease and enhanced viral clearance. The findings are in press in the peer-reviewed journal Cell (Arieta C. et al. The T-cell-directed vaccine BNT162b4 encoding conserved non-spike antigens protects animals from severe SARS-CoV-2 infection, Cell (2023), doi: https://doi.org/10.1016/j.cell.2023.04.007.).
•A Phase 1 clinical trial to evaluate the safety, tolerability, and immunogenicity of BNT162b4 in combination with BNT162b2 is ongoing.

Tuberculosis Vaccine Program – BNT164

•In April, BioNTech initiated a randomized, controlled, dose-finding Phase 1 clinical trial of BNT164 in partnership with the Bill and Melinda Gates Foundation. The clinical trial will evaluate the safety, reactogenicity, and immunogenicity of mRNA vaccine candidates against Tuberculosis.

Shingles Vaccine Program – BNT167

•In February, BioNTech and Pfizer initiated a multicenter, randomized, controlled, dose-selection Phase 1/2 clinical trial of BNT167, the companies’ mRNA vaccine candidate against shingles (also known as herpes zoster). The clinical trial will evaluate the safety, tolerability, and immunogenicity of mRNA vaccine candidates against shingles.
Corporate Update for the First Quarter 2023 and Key Post Period-End Events

•In January, BioNTech entered into an agreement to acquire its long-standing strategic collaboration partner InstaDeep, enabling the creation of a fully integrated, enterprise-wide capability that leverages artificial intelligence and machine learning technologies across BioNTech’s therapeutic platforms and operations. The transaction is subject to customary closing conditions and regulatory approvals.
•In January, BioNTech signed a Memorandum of Understanding with the Government of the United Kingdom to establish a multi-year collaboration focused on three strategic pillars: cancer immunotherapies based on mRNA or other drug classes, infectious disease vaccines, and investments into expanding BioNTech’s footprint in the UK as one of the Company’s key markets. The goal of the collaboration is to provide personalized cancer therapies for up to 10,000 patients by the end of 2030, either in clinical trials or as authorized treatments.
•In February, BioNTech completed construction of the Company’s first proprietary plasmid DNA manufacturing facility. The plasmid DNA produced at this state-of-the-art facility in Marburg, Germany is planned to be used globally and serve as the basis for the manufacturing of mRNA- and cell-based products on a clinical or commercial scale.
•In March, BioNTech announced the establishment of an interdisciplinary mRNA Excellence Center to conduct research jointly with scientists from Weizmann Institute of Science in Israel. The Company’s mRNA Excellence Center is expected to provide space for approximately 60 researchers to facilitate collaboration across various fields, including life science, computer science, mathematics, physics, and chemistry.
•In March, BioNTech provided an update on its plans to establish scalable mRNA vaccine production in Africa. The Company announced that six ISO-sized shipping containers for the first BioNTainer, a turnkey manufacturing solution designed to enable scalable mRNA vaccine production in bulk, arrived in Kigali, Rwanda.
•In March, BioNTech entered into an exclusive worldwide licensing and collaboration agreement with OncoC4 to co-develop and commercialize BNT316 (ONC-392), an anti-CTLA-4 monoclonal antibody candidate as monotherapy or combination therapy in various cancer indications.
•In March, BioNTech entered into a new share repurchase program pursuant to which the Company may purchase American Depositary Shares, each representing one ordinary share of the Company, in the amount of up to $0.5 billion during the remainder of 2023.
•In April, BioNTech entered into exclusive license and collaboration agreements with DualityBio to develop, manufacture and commercialize two investigational topoisomerase-1 inhibitor-based ADC assets, BNT323 (DB-1303) and BNT324 (DB-1311).

Environmental, Social, and Governance (ESG)

BioNTech recognizes its responsibility as a corporate citizen and is committed to supporting its local communities and beyond through donations, sponsorships and volunteer activities. In response to the earthquakes that hit Türkiye and Syria in February, BioNTech contributed to the humanitarian aid in both countries by donating €500,000 to the nonprofit organization ‘Aktionsbündnis Katastrophenhilfe’ (Action Alliance for Disaster Relief). For humanitarian aid in Ukraine, the Company donated €500,000 to the refugee relief ‘UNO-Flüchtlingshilfe’ – the partner of UN Refugee Agency (UNHCR) in Germany.

On March 27, 2023, BioNTech published its third ESG report (Sustainability Report 2022). The report is available in the Investor Relations section of BioNTech's website.

Upcoming Investor and Analyst Events

•The Annual General Meeting is scheduled for May 25, 2023.
•BioNTech plans to host an Innovation Series Day on November 7, 2023.

Endnotes
The full interim unaudited condensed consolidated financial statements can be found in BioNTech’s Report on Form 6-K, filed today with the SEC and available at https://www.sec.gov.

1 Financial information is prepared and presented in Euros and numbers are rounded to millions and billions of Euros in accordance with standard commercial practice.
2 BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report. Any changes in the estimated share of the collaboration partner’s gross profit will be recognized prospectively.
3 Calculated applying the average foreign exchange rate for the three months ended March 31, 2023, as published by the German Central Bank (Deutsche Bundesbank).
4 Numbers reflect current base case projections and are calculated based on constant currency rates.
5 Numbers include effects identified from additional collaborations or potential M&A transactions to the extent disclosed and will be updated as needed.
6 Numbers exclude potential effects caused by or driven from collaborations or M&A transactions.

Conference Call and Webcast Information
BioNTech invites investors and the general public to join a conference call and webcast with investment analysts today, May 8, 2023 at 8.00 a.m. EDT (2.00 p.m. CEST) to report its financial results and provide a corporate update for the first quarter of 2023.
To access the live conference call via telephone, please register via this link. Once registered, dial-in numbers and a pin number will be provided.
The slide presentation and audio of the webcast will be available via this link.
Participants may also access the slides and the webcast of the conference call via the “Events & Presentations” page of the Investor Relations section of the Company’s website at https://biontech.com/. A replay of the webcast will be available shortly after the conclusion of the call and archived on the Company’s website for 30 days following the call.
About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bispecific immune checkpoint modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma and Pfizer.
For more information, please visit www.BioNTech.com
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning:

BioNTech's expected revenues and net profit related to sales of BioNTech's COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech's collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech's partners; the rate and degree of market acceptance of BioNTech's COVID-19 vaccine and, if approved, BioNTech's investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech's research and development programs, including those relating to additional formulations of BioNTech's COVID-19 vaccine, and BioNTech's current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work and the availability of results; the status and potential outcome of re-negotiations of the existing supply contract with the European Commission; the timing and expected impact of the Company’s planned acquisition of InstaDeep Ltd. and collaboration and licensing agreements with OncoC4, Inc., Duality Biologics (Suzhou) Co. Ltd. and others; the development of sustainable vaccine production and supply solutions, including BioNTainers, and the nature and feasibility of these solutions; and BioNTech's estimates of commercial and other revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, capital expenditures, income taxes, net profit, cash, cash equivalents and security investments, shares outstanding and cash outflows and share consideration. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: BioNTech's pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after BioNTech's initial sales to national governments; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech's other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech's ability to obtain and maintain regulatory approval for BioNTech's product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech's and its counterparties’ ability to manage and source necessary energy resources; BioNTech's ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech's third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of the COVID-19 pandemic on BioNTech's development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of BioNTech's COVID-19 vaccine and other products and product candidates developed or manufactured by BioNTech; BioNTech's and its collaborators’ ability to commercialize and market BioNTech's COVID-19 vaccine and, if approved, its product candidates; BioNTech's ability to manage its development and expansion; regulatory developments in the United States and other countries; BioNTech's ability to effectively scale BioNTech's production capabilities and manufacture BioNTech's products, including BioNTech's target COVID-19 vaccine production levels, and BioNTech's product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech's Report on Form 6-K for the period ended March 31, 2023 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

Contacts

Investor Relations
Victoria Meissner, M.D.
+1 617 528 8293
Investors@biontech.de

Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Interim Consolidated Statements of Profit or Loss

	Three months ended March 31,
	2023	2022
(in millions €, except per share data)	(unaudited)	(unaudited)
Revenues
Commercial revenues	1,276.5	6,362.2
Research & development revenues	0,5	12.4
Total revenues	1,277.0	6,374.6

Cost of sales	(96.0)	(1,294.1)
Research and development expenses	(334.0)	(285.8)
Sales and marketing expenses	(12.2)	(14.3)
General and administrative expenses	(119.4)	(90.8)
Other operating expenses	(118.1)	(71.6)
Other operating income	57.1	134.7
Operating income	654.4	4,752.7

Finance income	82.3	272.1
Finance expenses	(29.0)	(6.7)
Profit before tax	707.7	5,018.1

Income taxes	(205.5)	(1,319.3)
Profit for the period	502.2	3,698.8

Earnings per share
Basic profit for the period per share	2.07	15.13
Diluted profit for the period per share	2.05	14.24

Interim Consolidated Statements of Financial Position

	March 31,	December 31,
(in millions €)	2023	2022
Assets	(unaudited)
Non-current assets
Intangible assets	378.6	219.7
Property, plant and equipment	639.2	609.2
Right-of-use assets	208.4	211.9
Other financial assets	516.8	80.2
Other non-financial assets	4.4	6.5
Deferred tax assets	245.5	229.6
Total non-current assets	1,992.9	1,357.1
Current assets
Inventories	424.1	439.6
Trade and other receivables	6,450.5	7,145.6
Contract assets	5.7	—
Other financial assets	358.0	189.4
Other non-financial assets	171.3	271.9
Income tax assets	532.6	0.4
Cash and cash equivalents	12,143.9	13,875.1
Total current assets	20,086.1	21,922.0
Total assets	22,079.0	23,279.1

Equity and liabilities
Equity
Share capital	248.6	248.6
Capital reserve	1,547.9	1,828.2
Treasury shares	(7.6)	(5.3)
Retained earnings	19,335.2	18,833.0
Other reserves	(858.8)	(848.9)
Total equity	20,265.3	20,055.6
Non-current liabilities
Lease liabilities, loans and borrowings	172.4	176.2
Other financial liabilities	6.1	6.1
Income tax liabilities	10.8	10.4
Provisions	8.6	8.6
Contract liabilities	45.6	48.4
Other non-financial liabilities	14.0	17.0
Deferred tax liabilities	5.3	6.2
Total non-current liabilities	262.8	272.9
Current liabilities
Lease liabilities, loans and borrowings	37.4	36.0
Trade payables	29.9	204.1
Other financial liabilities	435.9	785.1
Refund liabilities	80.2	24.4
Income tax liabilities	526.3	595.9
Provisions	320.4	367.2
Contract liabilities	22.0	77.1
Other non-financial liabilities	98.8	860.8
Total current liabilities	1,550.9	2,950.6
Total liabilities	1,813.7	3,223.5
Total equity and liabilities	22,079.0	23,279.1

Interim Consolidated Statements of Cash Flows

	Three months ended March 31,
	2023	2022
(in millions €)	(unaudited)	(unaudited)
Operating activities
Profit for the period	502.2	3,698.8
Income taxes	205.5	1,319.3
Profit before tax	707.7	5,018.1
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization of property, plant, equipment, intangible assets and right-of-use assets	31.4	27.6
Share-based payment expenses	8.6	11.2
Net foreign exchange differences	53.1	6.1
Loss on disposal of property, plant and equipment	0.2	—
Finance income excluding foreign exchange differences	(82.3)	(217.3)
Finance expense excluding foreign exchange differences	1.2	6.7
Movements in government grants	(3.0)	—
Unrealized net (gain) / loss on derivative instruments at fair value through profit or loss	76.2	(1.9)
Working capital adjustments:
Decrease / (increase) in trade and other receivables, contract assets and other assets	893.8	(403.5)
Decrease in inventories	15.5	43.2
(Decrease) / increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	(861.6)	857.5
Interest received	53.6	0.7
Interest paid	(1.2)	(6.4)
Income tax paid	(844.9)	(1,290.0)
Share-based payments	(725.7)	(1.8)
Net cash flows from / (used in) operating activities	(677.4)	4,050.2

Investing activities
Purchase of property, plant and equipment	(45.2)	(44.1)
Purchase of intangible assets and right-of-use assets	(9.6)	(16.7)
Investment in other financial assets	(680.6)	(27.0)
Proceeds from maturity of other financial assets	—	375.2
Net cash flows from / (used in) investing activities	(735.4)	287.4

Financing activities
Proceeds from issuance of share capital and treasury shares, net of costs	—	110.5
Repayment of loans and borrowings	—	(18.8)
Payments related to lease liabilities	(9.3)	(11.4)
Share repurchase program	(282.0)	—
Net cash flows from / (used in) financing activities	(291.3)	80.3

Net increase / (decrease) in cash and cash equivalents	(1,704.1)	4.417,9
Change in cash and cash equivalents resulting from exchange rate differences	(27.1)	53,5
Cash and cash equivalents at the beginning of the period	13,875.1	1.692,7
Cash and cash equivalents as of March 31	12,143.9	6.164,1